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Todd Folk

Co-Founder at App App

Weehawken, New Jersey

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 **App App**

 **Kutztown University of Pennsylvania**

 **See contact info**

 **442 connections**

Entreprenuer at heart and in practice. I am here to solve problems in a fun and different way.

Articles & activity

442 followers

 **Want to Boost Productivity? Try Eating with your...**

Todd Folk
Published on LinkedIn

Eating with Colleagues Boosts Productivity according to Cornell Study Great study by Cornell, especially if you are looking to increase productivity and create a fantastic cul ...see more

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 **From my friend and CoFounder of App-App. His personal feelings afte...**

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Anita Cybal that's not completely true, balanced fat content meats...

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 **This issue with this is simple: no employee will ever work as hard as...**

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Experience

 **Co-Founder**

App App

Sep 2017 – Present · 1 yr 9 mos
Greater New York City Area

App App is a subscription based mobile platform where users receive a complimentary appetizer every day from our partner restaurants.

Beta Launch March 2018

Sign up at app-app.co

Head of Business Development

FoodtoEat

Dec 2016 – Jun 2017 · 7 mos
300 Park Ave

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Jun 2016 – Aug 2016 · 3 mos
Greater New York City Area

- Custom build and maintain CRM system
- Create sales and marketing strategies
- Oversee and train staff/interns in sales and marketing.
- Create sales drip campaigns

Outside Sales Representative

Cater2.me

Aug 2015 – Jun 2016 · 11 mos
Greater New York City Area

- Prospecting of leads
- Working with clients to help on-boarding them
- Cultivating relationships with clients
- Building partnerships with other companies to expand potential reach... See more

Co Owner

Spark Syndicate, Inc.

Oct 2010 – Mar 2015 · 4 yrs 6 mos
Kutztown, PA

- Training of sales staff, including best practices, closing, upselling, and prospecting
- Analyzing data of KPIs using various programs, including Quickbooks & Excel
- Creating e-mail drip campaigns
- Spearheading a full sales system overhaul, including building out the system, and... See more

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Education

Kutztown University of Pennsylvania

Business Administration, Management and Operations

2006 – 2011

Activities and Societies: Student Government, SIFE

- Student Government for 3 years,
- Developed and oversaw massive structural changes
- Spearheaded student/faculty relations during early stages of AACSB accreditation.
- Oversaw and dispersed budgets for over 100 student organization

Skills & Endorsements

Customer Service · 16

Endorsed by **3 of Todd's colleagues at Cater2.me**

Social Media · 12

Endorsed by **2 of Todd's colleagues at Cater2.me**

Management · 12

Endorsed by **3 of Todd's colleagues at Cater2.me**

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